DYNAMOTIVE ENERGY SYSTEMS CORPORATION
Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2008
(In U.S. Dollars)

NOTICE TO READER

The financial statements of Dynamotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at March 31, 2008 and the interim consolidated statements of loss, changes in shareholders’ equity and cash flows for the three months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets
(expressed in U.S. dollars)

	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	16,647	1,796,822
Receivables	142,444	151,233
Government grants receivable	796,704	828,795
Prepaid expenses and deposits	345,389	503,268
Total current assets	1,301,184	3,280,118
Property, plant and equipment	53,698,063	53,754,874
Patents	251,882	269,568
Long-term loan receivable [Note 3]	520,000	346,666
Long-term investments [Note 4]	605,321	286,410
Long-term deferred assets [Note 5]	959,366	998,008
TOTAL ASSETS	57,335,816	58,935,644

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [Note 6]	6,452,361	6,268,664
Short-term debt	162,247	—
Current portion of long-term debt [Note 5]	35,900	35,900
Total current liabilities	6,650,508	6,304,564
Long-term debt [Note 5]	290,192	299,167
Asset retirement obligation liability [Note 7]	246,331	246,939
Deferred revenue [Note 8]	750,000	920,000
Total liabilities	7,937,031	7,770,670

Shareholders’ equity
Share capital [Note 9b]	110,332,662	109,133,395
Shares to be issued [Note 9c]	1,238,540	1,265,070
Contributed surplus	23,127,730	22,663,941
Accumulated other comprehensive income	3,452,855	5,422,751
Deficit	(88,753,002)	(87,320,183)
Total shareholders’ equity	49,398,785	51,164,974
TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	57,335,816	58,935,644

The accompanying notes are an integral part of these financial statements

Approved by:
“R. Andrew Kingston”	President & CEO	“Richard C. H. Lin”	Chairman

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Loss and Comprehensive Loss
(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2008	2007
	$	$
REVENUES
License revenue [Note 8]	500,000	—
	500,000	—

EXPENSES
Marketing and business development	319,252	346,228
Research and development	230,922	893,721
General and administrative expenses	2,452,647	2,093,740
Depreciation and amortization	37,165	30,206
Interest expense	17,738	53
Exchange (gain) loss	14,435	(16,642)
	3,072,159	3,347,306
Loss from operations	(2,572,159)	(3,347,306)

Interest and other income	1,357	79,234
Gain on reduction in bonus and vacation accrual
[Note 13b]	1,137,983	—
Loss before non-controlling interest	(1,432,819)	(3,268,072)

Non-controlling interest	—	28,975
Net loss for the period	(1,432,819)	(3,239,097)

Other comprehensive income/(loss)
Foreign currency translation adjustment	(1,969,896)	330,878
Comprehensive loss	(3,402,715)	(2,908,219)

Weighted average number of common
shares outstanding	208,008,571	177,602,251

Basic and diluted loss per common share	0.01	0.02

The accompanying notes are an integral part of these financial statements.

See accompanying notes

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statement Of Changes
In Shareholders’ Equity
(expressed in U.S. dollars)

					Accumulated
		Shares		Cumulative	Other
	Share	To be	Contributed	Translation	Comprehensive
	Capital	Issued	Surplus	Adjustment	Income	Deficit	Total
	$	$	$	$	$	$	$
Balance, January 1, 2007	85,127,873	1,741,339	16,800,527	—	(789,471)	(73,099,779)	29,780,489
Issued for cash and proceeds received in
prior year
Pursuant to private placement, net of
issuance costs	11,557,657	—	—	—	—	—	11,557,657
Pursuant to exercise of stock options	672,483	—	—	—	—	—	672,483
Pursuant to exercise of warrants	7,111,610	—	—	—	—	—	7,111,610
Issued for settlement of fees payable	1,565,152	—	—	—	—	—	1,565,152
Issued for services	1,058,620	—	—	—	—	—	1,058,620
Issued on purchase of interest in subsidiary	2,040,000	—	—	—	—	—	2,040,000
Net change in shares to be issued	—	(476,269)	—	—	—	—	(476,269)
Warrant compensation for private placement	—	—	2,744,520	—	—	—	2,744,520
Stock-based compensation expense	—	—	3,118,894	—	—	—	3,118,894
Net loss	—	—	—	—	—	(14,220,404)	(14,220,404)
Foreign currency translation adjustment	—	—	—	—	6,212,222	—	6,212,222
Balance, January 1, 2008	109,133,395	1,265,070	22,663,941	—	5,422,751	(87,320,183)	51,164,974
Issued for cash and proceeds received in
prior year
Pursuant to private placement, net of
issuance costs	1,004,750	—	—	—	—	—	1,004,750
Pursuant to exercise of stock options	12,000	—	—	—	—	—	12,000
Pursuant to exercise of warrants	52,500	—	—	—	—	—	52,500
Issued for services	158,142	—	—	—	—	—	158,142
Shares to be released	(28,125)	—	—	—	—	—	(28,125)
Net change in shares to be issued	—	(26,530)	—	—	—	—	(26,530)
Warrant compensation for private placement	—	—	(36,594)	—	—	—	(36,594)
Stock-based compensation expense	—	—	500,383	—	—	—	500,383
Net loss	—	—	—	—	—	(1,432,819)	(1,432,819)
Foreign currency translation adjustment	—	—	—	—	(1,969,896)	—	(1,969,896)
Balance, March 31, 2008	110,332,662	1,238,540	23,127,730	—	3,452,855	(88,753,002)	49,398,785

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Cashflow
(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2008	2007
	$	$

OPERATING ACTIVITIES
Loss for the period	(1,432,819)	(3,239,097)
Add items not involving cash:
Amortization and depreciation	37,165	30,206
Recognition of deferred revenue	(500,000)	—
Accretion on ARO liability	9,162	—
Stock based compensation	672,013	835,254
Non-controlling interest	—	(28,975)
Translation (Gain) loss	14,435	(16,642)
Net change in non-cash working capital balances related to
operations [note 11]	517,313	105,602
Cash used in operating activities	(682,731)	(2,313,652)

FINANCING ACTIVITIES
Repayment of loan	(8,975)	—
Increase in short-term debt	162,247	—
Share capital issued	939,250	5,901,254
Shares to be issued	—	94,857
Cash provided by financing activities	1,092,522	5,996,111

INVESTING ACTIVITIES
Increase in long term loan receivable	(173,334)	—
Purchase of capital assets (net of government grants)	(2,076,123)	(8,660,588)
Cash used in investing activities	(2,249,457)	(8,660,588)

Decrease in cash and cash equivalents from continuing
operations	(1,839,666)	(4,978,129)
Effects of foreign exchange rate changes on cash	59,491	18,689
Decrease in cash and cash equivalents during the period	(1,780,175)	(4,959,440)
Cash and cash equivalents, beginning of period	1,796,822	9,346,534
Cash and cash equivalents, end of period	16,647	4,387,094

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia, Canada; Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at March 31, 2008 and the unaudited interim statements of loss and deficit and cash flows for the three-month periods ended March 31, 2008 and 2007, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2007. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2007, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the three months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3. LOAN RECEIVABLE

On November 14, 2007, the Company and Biomass Worldwide Limited (“Biomass”) and Anthony Pius Noll (“Guarantor”) entered into a negotiation commitment and loan agreement where the Company will loan Biomass up to $720,000 in five tranches (to be completed by April 12, 2008) on the understanding that if the parties are able to reach a definitive agreement in respect of an equity investment by the Company in Biomass, all the loan will be converted into not less than 30% of the equity of Biomass. If the Company concludes in its sole discretion that it will be unable to agree upon an equity conversion agreement with Biomass, 72% of the loan shall be repaid together with interest at 6% p.a. compounded semi-annually. The other 28% of the loan (plus interest at 6% p.a. compounded semi-annually) will, at the election of Biomass, be either (i) converted into equity of Biomass at “fair value” or (ii) converted into a 3% royalty on gross sales of any products or services of Biomass or the Guarantor which use or incorporate Biomass’ or the Guarantor’s intellectual property until the amount is repaid with interest. The due date for repayment of the loan shall be on demand any time on or after March 7, 2008. No loan repayments have been made to the period ended March 31, 2008. The loan is secured by a pledge of all of the assets of Biomass and by an unconditional guarantee of the Guarantor. As of March 31, 2008, the Company has loaned $520,000 to Biomass.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

4. LONG TERM INVESTMENTS

a.

In April, 2006, the Company entered into a convertible loan agreement whereby it loaned $250,000 to Rika Ukraina Ltd to fund its wholly owned subsidiary’s (Rika Biofuels Ltd.) biomass development activities. In December, 2006, an additional $80,000 was loaned under the same terms The loan is unsecured and bears interest at 6% per annum. The principal and interest was originally due no later than July 15, 2006 however, the repayment was extended to May, 2007. Under the terms of the agreement, the Company has the option to convert the principal and any accrued interest into a 50% ownership interest in Rika Biofuels Ltd. at any time the loan is outstanding and it is the Company’s intention to convert the loan. For the period ended March 31, 2008, the entire long-term advance of $330,000 (2006 - $330,000) remains outstanding.

b.

As at March 31, 2008, Dynamotive holds 3,874,139 (2007 – 2,658,994) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents an 8.0% (2007 – 6.2%) interest in the entity. For the period ended March 31, 2007 the entire $100,000 long-term investment in ROC (which was previously offset against deferred revenue) has been reclassified as a long-term investment.

5. LONG TERM DEFERRED ASSET

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie. The asset will be amortized evenly over the life of the wood supply contract.

To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie. This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period. The first payment was made in May 2007. As at March 31, 2008, the Company owed Erie $326,092.

Long-term debt repayment schedule:

	2007	2006
	$	$
2008 – 2009 (Current)	35,900	—
2009 – 2010	35,900	—
2010 – 2011	35,900	—
2011 – 2012	35,900	—
2012 – 2013	35,900	—
Thereafter	146,592	—
	326,092	—

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

6. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited (“BBL”) a company 75% owned by Dynamotive, entered into a credit facility with Bank of Scotland for a maximum of $397,060 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at March 31, 2008, there has been no change in status regarding the settlement of the credit facility.

7. ASSET RETIREMENT OBLIGATION

The Company expects that at the end of the life of its production plants, there will be residual obligations to remediate the sites and remove equipment. Although the timing and amount of the future obligations are uncertain, the Company has estimated the present value of these future obligations arising from its activities to March 31, 2008 to be $246,331 (2007 - $nil), being $123,166 for West Lorne and $123,165 for Guelph. The present value of the future obligations assumes a discount rate of 15%, an inflation rate of 2% and the commencement of reclamation activities in 15 years. The Company has commenced accretion of these obligations since January 1, 2008.

8. DEFERRED REVENUE

In 2006, the Company received a total of $950,000 in non-refundable payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial Plant License.

In the first quarter of 2008, the Company recognized Rika Ltd. master license fee of $500,000 at the end of the agreement term, and this amount has been removed from the deferred revenue balance.

In 2007, deferred revenue was net of $330,000 advanced to entities controlled by Rika Ltd. With recognition of the Rika payments as revenue in the first quarter of 2008, these amounts advanced to Rika are now classified as a long-term investment (note 4).

In 2007, the Company received common shares of ROC with a fair value of $300,000 as compensation for engineering services performed. The Company subsequently transferred common shares of ROC with a fair value of $150,000 to a sub-contractor as partial settlement for services provided to ROC by the sub-contractor on behalf of the Company. These amounts are included in deferred revenue.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

9. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value each having attached special rights and restrictions. No preferred shares were issued and outstanding at March 31, 2008.

[b] Issued and outstanding share capital

	March 31, 2008	December 31, 2007
	$	$

Issued and outstanding
Common Shares 209,524,505 [December 31, 2007 –	110,332,662	109,133,395
207,749,673]

		Number of
Common Share Issuance Summary for the Period	$	Shares

Share Capital, December 31, 2007	109,133,395	207,749,673
Private placement issued for cash, net of finder’s fee	1,004,750	1,486,842
Share issued from exercised of option for cash	12,000	25,000
Share issued from exercised of warrants for cash	52,500	75,000
Share issued for services	130,017	187,990

Share Capital, March 31, 2008
Common shares without par value	110,332,662	209,524,505

[c] Shares to be issued

At March 31, 2008, the Company has 1,441,508 common shares to be issued which are comprised of:

(i) 603,304 common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements with a fair value of $538,010; and

(ii) 838,204 common shares which are to be issued to directors and officers as bonuses for the previous years with a fair value of $700,530.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

9. SHARE CAPITAL (CONT’D)

[d] Stock options

At March 31, 2008, the following stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
	Number	Weighted-	Weighted-	Number	Weighted-
Range of	Outstanding	Average	Average	Outstanding	Average
Exercise	at March 31,	Remaining	Exercise	at March 31,	Exercise
Prices	2008	Contractual	Price	2008	Price
		Life

$0.20 - $0.23	4,735,617	5.52 years	$0.21	4,735,617	$0.21
$0.33 - $0.48	8,078,500	5.60 years	$0.46	8,078,500	$0.46
$0.50 - $0.58	2,273,750	2.19 years	$0.53	2,273,750	$0.53
$1.00 - $1.31	3,404,000	2.35 years	$1.20	3,084,000	$1.21
$1.50 - $1.60	802,500	1.45 years	$1.59	802,500	$1.59
	19,294,367			18,974,367

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 31,428,676 (15%) of common shares for issuance upon the exercise of stock options of which at March 31, 2008, 12,134,309 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. Common	Weighted Average
	Shares Issuable	Exercise Price
Balance, December 31, 2007	19,119,367	0.59
Options granted	400,000	0.48
Options forfeited or expired	(200,000)	0.50
Options exercised	(25,000)	0.48
Balance, March 31, 2008	19,294,367	0.58

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

9. SHARE CAPITAL (CONT’D)

[e] Common share purchase warrants

At March 31, 2008 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series Q Warrants	374,195	$0.20	August 31, 2008
Series R Warrants	500,000	$0.20	August 31, 2008
Series S Warrants	6,872,690	$0.50 to $2.06	April 06, 2008 – September 27, 2010
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 – June 21, 2009
Series V Warrants	4,998,372	$1.06	October 3,2012 – January 18, 2013
Total	13,691,605

Summary of warrants exercised and issued during the three month period ending March 31, 2008:

	Number of Common Shares Issuable
		via Warrants	via Warrants	via Warrants
		Issued	exercised	cancelled
		during the 3-	during the 3-	during the 3-
		month	month	month
		Period	Period	Period
		ending	ending	ending
	at December	March 31,	March 31,	March 31,	at March 31,
	31, 2007	2008	2008	2008	2008	Exercise Price
Series Q Warrants	374,195	—	—	—	374,195	$0.20
Series R Warrants	500,000	—	—	—	500,000	$0.20
Series S Warrants	9,137,040	35,940	(75,000)	(2,225,290)	6,872,690	$0.50 to $2.06
Series U Warrants	946,348	—	—	—	946,348	$0.46 to $0.53
Series V Warrants	4,941,942	56,430	—	—	4,998,372	$1.06
	15,899,525	92,370	(75,000)	(2,225,290)	13,691,605

[f] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights have vested as the Company achieved stock value targets as defined in the agreement.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2007 and March 31, 2008. These SA Rights will expire on December 31, 2008.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

10. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $303,800 for the quarter (2007 - $306,438) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $37,375 (2007 - $3,903) paid by stock based compensation.

The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2008	2007
	$	$
Receivable
Due from directors and officers	7,909	23,436

Payable
Due to directors and officers	1,026,416	1,387,338

11. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended
	March 31,
	2008	2007
Net change in non-cash working capital	$	$

Account receivable	3,466	(349,801)
Prepaid expenses and deposits	146,003	222,812
Accounts payable and accrued liabilities	367,844	232,591
	517,313	105,602

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2008 and 2007	(in U.S. dollars)

12. SEGMENTED FINANCIAL INFORMATION

In 2008 and 2007, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the loss for the three month periods ended March 31, 2008 ($1,432,819) and March 31, 2007 ($3,239,097) is attributable to the BioOil segment.

13. SUBSEQUENT EVENTS

a.

A small fire in an isolated area of the West Lorne Plant occurred on April 10th 2008. There were no injuries and there was no need to evacuate the plant. No significant damage to the plant is reported, and product storage areas were not affected. Repairs are expected to take approximately two months. While the total cost of the repairs cannot be precisely estimated at this time, it is expected that the majority of any costs will be covered by insurance.

b.

On May 29, 2008 the Company’s Compensation Committee agreed with the motion of certain Company executives to reduce the bonus and vacation accrual by $1,137,983. These amounts were previously accrued as at December 31, 2007 and included in results to that time. This adjustment has been included in the March 31, 2008 financial results.